PARKERVISION REPORTS FOURTH QUARTER AND FULL YEAR 2015 RESULTS

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., March 30, 2016 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three-months and full-year ended December 31, 2015.

Fourth Quarter and 2015 Business Highlights and Recent Developments

•	Initiated proceedings with the International Trade Commission (“ITC”) against Apple, LG, Samsung and Qualcomm for unfair trade practices

o	Action is fully funded by $11 million in third-party funds received from Brickell Key Investments (“BKI”) in February 2016

o	ParkerVision is represented by the law firm of Mintz Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (Mintz Levin), a Boston-based full-service law firm with a strong patent litigation practice and extensive experience in ITC cases.

o	All district court infringement actions have been stayed pending resolution of the ITC action

•	Received rulings from the Patent Trial and Appeal Board (“PTAB”) on Inter Partes review (“IPR”) petitions filed against claims on three of the Company’s patents

o	PTAB denied institution of trial for all petitions against patent #7,039,372

o	PTAB instituted trial for petitions against patents #6,091,940 and #7,966,012

•	Initiated development of a new end-user product based on the Company’s modulator/demodulator technology

o	Launch of initial prototypes expected in the second quarter of 2016.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “ParkerVision technology is designed into many of the best-selling wireless RF products shipping today. Our goal to achieve a successful international licensing program is supported by a strong portfolio of internally developed technologies and their associated worldwide patents, and further supported by the investigation instituted at the International Trade Commission (ITC) scheduled for trial in five months. Complementing this global licensing program in the near-term is the launch of a new end-user product that is built upon several of our RF technologies. We look forward to unveiling prototypes of this product in the second quarter, with production beginning in the second half of this year. We anticipate a wide range of licensees will benefit from the incorporation of our technologies into their products and also see great opportunity to target specific markets that are underserved by today's offerings.”

Fourth Quarter and Full-Year 2015 Financial Results

•	Executed a 1:10 reverse split of our common stock effective with the open of trading on March 30, 2016 and proportionately reduced authorized shares from 150 million to 15 million. All financial information included in the Annual Report on Form 10-K for the year ended December 31, 2015 has been retroactively adjusted to reflect the effect of the reverse split.

•	Net loss in the fourth quarter of 2015 was $3.3 million as compared with a net loss of $5.6 million for the fourth quarter of 2014. After adjustment for the 1:10 reverse stock split, net loss per common share was $0.33 in the fourth quarter of 2015, as compared with a net loss per common share of $0.57 for the fourth quarter of 2014.

•	Net loss for the year ended December 31, 2015 was $17.1 million, as compared with a net loss of $23.6 million for the year ended December 31, 2014. After adjustment for the 1:10 reverse stock split, net loss per common share was $1.74 for 2015, as compared with a net loss per common share of $2.45 for 2014.

•	The decrease in year-over-year net loss for both the fourth quarter and full year is primarily the result of lower personnel costs following a staff reduction in mid-2015 and reduced share-based compensation costs as a result of minimal new equity awards granted in 2015 and 2014.

•	Cash used for operations in 2015 was approximately $11.7 million as compared with $18.5 million in 2014. As of December 31, 2015 the Company had cash and available for sale securities of $2 million. During the first quarter of 2016, ParkerVision sold unregistered common stock to an accredited investor in a private placement transaction for $1 million, and also received $11 million in funding from BKI, the majority of which is to be used for the payment of legal fees and expenses in connection with patent-related proceedings.

Conference Call
The Company will host a conference call and webcast on March 30, 2016 at 4:30 p.m. Eastern to review its fourth quarter and full-year 2015 financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time. International callers should dial 763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision
ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies that enable advanced wireless solutions for current and next generation communications networks. Protected by a highly-regarded, worldwide patent portfolio, the Company’s solutions for wireless transfer of RF waveforms address the needs of a broad range of wirelessly connected devices for high levels of RF performance coupled with best-in-class power consumption. For more information please visit www.parkervision.com. (PRKR-I)

Safe Harbor Statement
This press release contains forward-looking information. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2015. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:

Cindy Poehlman		Don Markley
Chief Financial Officer	or	The Piacente Group
ParkerVision, Inc.		212-481-2050
904-732-6100, cpoehlman@parkervision.com		parkervision@tpg-ir.com

(TABLES FOLLOW)

ParkerVision, Inc.
Summary of Results of Operations (unaudited)

	Three Months Ended		Year Ended
(in thousands, except per share amounts)	December 31,		December 31,
	2015	2014	2015	2014
Revenue	$5	$0	$11	$0
Cost of sales	(6)	0	(12)	0
Gross margin	(1)	0	(1)	0

Research and development expenses	910	2,048	5,456	8,498
Marketing and selling expenses	274	694	1,459	2,867
General and administrative expenses	2,130	2,824	10,148	12,302
Total operating expenses	3,314	5,566	17,063	23,667

Interest and other income and interest expense	(6)	19	(11)	98

Net loss	$(3,321)	$(5,547)	$(17,075)	$(23,569)

Basic and diluted net loss per common share*	$(0.33)	$(0.57)	$(1.74)	$(2.45)

Weighted average shares outstanding*	9,991	9,714	9,842	9,623

* Adjusted to reflect the impact of the 1:10 reverse stock split that became effective on March 30, 2016.

Balance Sheet Highlights

	December 31,	December 31,
	2015	2014
Cash and available for sale securities	$1,965	$11,204
Prepaid and other assets	226	813
Inventories, net	161	66
Property and equipment, net	446	633
Intangible assets, net	7,575	8,003
Total assets	10,373	20,719

Current liabilities	4,038	1,965
Long-term liabilities	52	138
Shareholders’ equity	6,283	18,616
Total liabilities and shareholders’ equity	$10,373	$20,719

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